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Christian Braun

Collector of Collectors

Boulder, Colorado · 500+ connections · **Contact info**

 **hobbyDB**

 **London Business School**



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About

Specialties: Community Building, Marketplaces, eCommerce, Forums, Collecting & Hobby Markets. Member of SAH and SEMA.

Articles & activity

8,506 followers



Turn-key Websites for any type of Collectible...

Christian Braun
Published on LinkedIn

hobbyDB now can provide free-of-charge any quality website with any or all of these - Market Values Widgets showing items for Sale targeted to the context of each page A custom ...see more

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Do. Or do not. There is no try. With Dov hobbyDB is entering new dept...

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Experience

CEO

hobbyDB

Mar 2014 – Present · 5 yrs 7 mos

Boulder, Colorado

hobbyDB is the ultimate compendium of every collectible ever made, letting users take an

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collectibles. Collectibles are everything from model cars, planes, boats & trains, comics, action figures, baseball cards, records, R/C, slot cars, anime & manga, superheroes, movie & music memorabilia and more. hobbyDB also operates other websites such as PopPriceGuide and The Toy Peddler.

Chair
Pop Culture Hall of Fame
Feb 2018 – Present · 1 yr 8 mos
New York

From Mickey Mouse to Sponge Bob, from Superman to Jon Snow pop culture adds spice to life. The Pop Culture Hall of Fame is celebrating the best of it in toy and model format and over the years 16 inductees and 13 brands and characters have passed into its annals, including luminaries like Deadpool, Funko and Stan Lee.

Chair
Model Car Hall of Fame
Feb 2017 – Present · 2 yrs 8 mos
Las Vegas

A staple of the diecast world, the Diecast Hall of Fame is best known for honoring pioneers of the model vehicle industry for their efforts to promote and enhance the hobby. From designers to entrepreneurs, there is no shortage of talented folks on the inductee list. The Hall has 167 inductees, including Carroll Shelby, Jay Leno, and Larry Wood.

Member of the Board
Auto-Archives
Sep 2016 – Present · 3 yrs 1 mo
Littleton, Colorado

Excited to join Auto-Archives board and make its vision reality - a library open to anybody that has every car book, magazine, owner manual and brochure ever made!

Chair
EurActiv
Jul 2011 – Jul 2016 · 5 yrs 1 mo
Brussels

Published in 15 European languages EurActiv is the leading online portal dedicated to European affairs.

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Education

London Business School
MBA, Business Administration
1991 – 1993
Activities and Societies: CHAMPS, Debating Club

- Paid consultancy work for a number of clients incl. VISA International
- Internships at Sampson Tyrrell (London) and Hill & Knowlton (Hong Kong/Tokyo)
- Co-Founder of CHAMPS (pan-European Case Study Competition with more than 30,000 participants)
- Founder of German Language Debates at the Debating Club

TechStars
2015 – 2015

Participant in the Techstars Boulder 2015 program

New York University - Leonard N. Stern School of Business
Exchange Programme, Business Administration
1992 – 1992

- Sales Manager, Germany for Dixon & Company

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Skills & Endorsements

 **Start-ups** · 99+

Endorsed by **Robert Dighero and 19 others** who are highly skilled at this

Endorsed by **11 of Christian's colleagues at** hobbyDB

 **Entrepreneurship** · 99+

Endorsed by **Thomas Power and 20 others** who are highly skilled at this

Endorsed by **10 of Christian's colleagues at** hobbyDB

 **E-commerce** · 99+

Endorsed by **James Scott and 8 others who** are highly skilled at this

Endorsed by **9 of Christian's colleagues at** hobbyDB

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